[redacted]

10027113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC FILE NUMBER
8- 66115

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEMSTONE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19321 US Hwy 19, Suite 412
(No. and Street)

Clearwater, FL 33764
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dale Twardowski, (727) 536-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randall N. Drake, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

1981 Promenade Way, Clearwater, FL 33760
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/6

OATH OR AFFIRMATION

I, Dale Twardowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gemstone Securities, LLC, as of December 31, 2009, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Principal

Title

Notary Public Maria Andretta

MARIA M ANDRETTA
Notary Public - State of Florida
My Commission Expires Jan 21, 2012
Commission # DD 750385
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMSTONE SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

TABLE OF CONTENTS

Randall N. Drake, CPA, P.A.

1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Gemstone Securities, LLC
Clearwater, Florida

We have audited the accompanying statement of financial condition of Gemstone Securities, LLC as of December 31, 2009 and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements taken as a whole.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Gemstone Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randall N. Drake CPA P.A.

February 22, 2010

GEMSTONE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 10,915
Accounts receivable, net of allownce of $-0-	8,000
Securities owned, at fair value	22,065
Securites owned, at cost	123
Due from related party	-
Furniture and equipment, net	4,245
Other assets	5,743
	$ 51,091

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, trade	$ 2,756
Accrued liabilities	7,651
Member's equity	40,684
	$ 51,091

The accompanying notes are an integral part of these financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

REVENUES	
Investment banking	$ 196,500
Bad debt recovery	3,000
Interest income	3
Total Revenue	199,503
EXPENSES	
Employee compensation	59,124
Commissions and related expenses	47,992
Unrealized losses on investment securities	37,601
Bad debt expense	30,000
Professional fees	14,505
Other operating expenses	12,146
Occupancy expenses	11,929
Communication expense	4,897
License and registration fees	4,771
Business development costs	799
Interest expense	532
Total Expenses	224,296
NET LOSS	(24,793)
MEMBERS' EQUITY - BEGINNING OF YEAR	95,957
CONTRIBUTIONS DURING THE YEAR	6,400
DISTRIBUTIONS DURING THE YEAR	(36,880)
MEMBERS' EQUITY - END OF YEAR	$ 40,684

The accompanying notes are an integral part of these financial statements.

GEMSTONE SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (24,793)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Unrealized losses on marketable securities	37,674
Depreciation	1,779
Increase (decrease) resulting from changes in:	
Accounts receivable	(8,000)
Due from related party	20,724
Other assets	(417)
Accounts payable	1,236
Accrued expenses	(1,215)
Cash flows from operating activities	26,988
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of securities	(123)
Contributions from member	6,400
Distributions to member	(36,880)
Cash flows from investing activities	(30,603)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CHANGE IN CASH	(3,615)
CASH AT BEGINNING F YEAR	14,530
CASH AT END OF YEAR	$ 10,915
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 532
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Gemstone Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company has operated as a single-member limited liability company organized in Florida on April 4, 2003 but admitted a second member at the end of 2009. The Company provides investment banking services to middle-market, private and public companies throughout the United States. Gemstone Securities, LLC became a member of the National Association of Security Dealers (NASD) effective January 23, 2004.

The Company's principal business activities include the private placement of securities and financial advisory services and due diligence services.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be considered cash equivalents in these financial statements.

Accounts receivable – Billings for accounts receivable are based on the particular terms of the Company's individual contracts with customers. An account is considered past due if not paid within thirty (30) days of the invoice date. The allowance for doubtful accounts is determined on a specific identification basis considering the financial condition of the customer and other facts and circumstances relating to the account. Accounts receivable are written off when they are determined to be uncollectible.

Securities owned – Securities owned are comprised of the financial instruments held by the Company. These instruments are recorded at fair value with unrealized gains and losses recognized in the current period in which they occur. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

Furniture and equipment – Furniture and equipment is recorded at cost. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed as incurred.

Depreciation is computed using the straight-line method over the estimated useful life of the assets which range from three (3) to seven (7) years.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition – Investment banking revenues are recorded when earned, generally at the time the transaction is completed and the related income is easily determinable, and consists of financial advisory fees, net of reimbursable expenses, earned in connection with merger and acquisition and private placement transactions. Non-accountable reimbursement fees are collected to offset the expenses related to due diligence costs. These fees are recorded as deferred revenue and reduced as due diligence expenses are incurred.

Income taxes – The Company is a limited liability company which is considered a disregarded entity for purposes of income taxation. As a disregarded entity all elements of income and expense of the Company are allocated to the Members and reported on their individual income tax return. Accordingly, there is no provision for income taxes in these financial statements.

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are indentified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernable level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

Fair value of financial instruments – The Company adopted SFAS No. 157, "Fair Value Measurements" effective January 1, 2008, which defines fair value, establishes a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses at December 31, 2009 approximates their respective in these financial statements.

The three levels of fair value hierarchy are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

We hold certain financial instruments which are held at fair value using prices form independent sources which are Level 1 inputs.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2009:

Computer equipment	$ 7,853
Leasehold improvements	1,389
Furniture and equipment	699
	9,941
Less accumulated depreciation and amortization	(5,696)
	$ 4,245

NOTE 4 – BAD DEBT RECOVERY

During 2007, the Company received a convertible promissory note in payment for due diligence fees. When the Company performed its evaluation the collectability of accounts receivable at year end it determined the entire amount of the promissory note was uncollectible and the Company recognized a bad debt expense of $124,541 in 2007.

During 2008 the Company was able to negotiate the repayment of this note with common stock of the customer. The value of the common stock, as determined by listed market prices was equal to the balance of the note resulting in a bad debt recovery of $124,541 in 2008.

During 2009, the customer's common stock stopped trading and the carrying value of the customer's common stock was written down to its estimated recoverable value of $6,365 at December 31, 2009. The market write-down of $118,176 is included in unrealized losses on investment securities for 2008 and 2009.

NOTE 5 – NEW MEMBER

The Company admitted a new member with a 24% interest on December 30, 2009.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company shares office space with several affiliated entities under a written cost sharing agreement. The costs of the monthly rent to a third party lessor and general occupancy costs are split equally with the affiliates. Noncancelable lease payments for which the Company is liable for are as follows:

Year Ending December 31,	
2010	$ 13,655
2011	13,794
2012	4,598
Total	$ 32,047

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009 we had net capital of $9,926, which was $4,926 in excess of the required net capital of $5,000. The ratio of aggregate capital to net capital was 1.04 at December 31, 2009.

SUPPLEMENTARY INFORMATION

GEMSTONE SECURITIES, LLC
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital	
Total members' equity	$ 40,684
Deduct members' equity not allowable in computation of net capital	--
Total members' equity qualified for net capital	40,684
Add: Subordinated borrowings	--
Less: Other deductions or allowable credits	--
Total capital and allowable subordinated borrowings	40,684
Deductions and/or charges	
Nonallowable assets:	
Securities owned, at fair value	123
Furniture and equipment, net	4,245
Other assets	5,743
Net capital before haircuts on securities position (tentative net capital)	22,573
Haircuts on securities	12,647
Net Capital	$ 9,926
Aggregate indebtedness	
Items included in statement of financial position:	
Accounts payable	$ 2,756
Accrued liabilities	7,651
Total aggregate indebtedness	$ 10,407
Computation of basic net capital requirement	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregate indebtedness)	$ 694
Minimum net capital required	$ 5,000
Excess net capital	$ 4,926
Ratio: aggregate indebtedness to net capital	104%

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2009 not required as no material differences exist.

GEMSTONE SECURITIES, LLC
COMPUTATION OF DETREMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

GEMSTONE SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

GEMSTONE SECURITIES, LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2009

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

Randall N. Drake, CPA, P.A.
1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Managing Director of
Gemstone Securities, LLC
Clearwater, Florida

In planning and performing our audit of the financial statements of Gemstone Securities, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for purposes of determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company is responsible are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-g(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent ot detect misstatements in a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate that a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randall N. Drake CPA P.A.

February 22, 2010